1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com

MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

August 26, 2024

VIA EDGAR

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: AB CarVal Credit Opportunities Fund (File No. 811-23939)

Dear Mr. Zapata:

This letter responds to the comment provided to me during telephonic discussions in connection with your review of pre-effective amendment No. 1 to the initial registration statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment No. 3 to the registration statement under the Investment Company Act of 1940, as amended (the “Registration Statement”) for AB CarVal Credit Opportunities Fund (the “Fund”) and correspondence filed with the U.S. Securities and Exchange Commission (“SEC”) July 31, 2024 (“Prior Correspondence”). The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Disclosure Comments:

General Comments

Comment 1.

Please supplementally state whether any private placements of the Fund have been made in the period since the public offering registration statement was filed and confirm that the Fund terminated any private offering on August 2, 2024, as indicated in the Prior Correspondence.

August 26, 2024 Page 2

Response 1.

As noted in the Prior Correspondence, prior to the filing of the Fund’s initial Registration Statement, the Fund commenced a private offering of Shares, which was limited to certain accredited investors that had a substantive pre-existing relationship with an affiliated broker-dealer of the Fund, in compliance with the exemption from registration in Rule 506(b) under the Securities Act. The Fund supplementally confirms that, prior to the termination of its private offering on August 2, 2024—and including during the period between the filing of the Fund’s initial Registration Statement and August 2, 2024—the Fund sold Shares in private placements and that every such private placement was made to an accredited investor that had a substantive pre-existing relationship with the Fund’s affiliated broker-dealer. The Fund further confirms that no Shares of the Fund have been sold since August 2, 2024.

Comment 2.

Please explain supplementally why the private placement Advisor Class Shares are not being registered and if the Fund expects that current shareholders, to the extent they purchase shares in the future, will continue to hold the unregistered shares and will receive registered shares in connection with such purchases.

Response 2.

The Fund respectfully submits that the existing Advisor Class Shares are not going to be “offered” and, therefore, there is no need to register them under the Securities Act. In addition, as noted in the Prior Correspondence, shareholders holding unregistered Advisor Class Shares that were acquired in connection with the private offering have the same rights as and will have no different shareholder experience than will those who acquire registered shares in connection with the public offering (including, for the avoidance of doubt, the ability to participate in the Fund’s quarterly repurchase offers on the same terms as holders of registered shares, which are expected to be the sole source of liquidity for the Fund’s investors, since there is not expected to be any secondary trading in the Fund’s shares). Accordingly, the Fund submits that there would be no benefits to the Fund or its shareholders (including holders of Advisor Class Shares acquired in the private placement) if the Fund were to undertake to register those shares. The Fund separately confirms that future offerings of Advisor Class Shares will be made in connection with the Fund’s public offering and, accordingly, existing shareholders who acquire Advisor Class Shares in the future will own both unregistered Advisor Class Shares and registered Advisor Class Shares. The Fund emphasizes, however, that there will be no meaningful difference between those two categories of shares.

Comment 3.	Please explain supplementally whether there are any differences between the expenses experienced by the private placement Advisor Class Shares and the publicly offered Advisor Class Shares.

Response 3.

The terms of the Advisor Class Shares sold in the private offering are identical to those of the Advisor Class Shares that will be offered in the registered public offering. There will be no difference in the expenses experienced by Advisor Class Shares that were sold in the private placement and those that will be offered in the registered public offering.

August 26, 2024 Page 3

Comment 4.	Please revise the heading “SUMMARY OF TERMS” to “PROSPECTUS SUMMARY.”

Response 4.	The Fund will make the requested change in the next pre-effective amendment to the Registration Statement.

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Should you have any questions regarding this letter, please contact the undersigned at 202.261.3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian cc: William J. Bielefeld Alexander C. Karampatsos